EXHIBIT 3.10

DEED OF AMENDMENT OF THE ARTICLES OF ASSOCIATION OF INTERBREW

INTERNATIONAL B.V.

On this day, the twenty-third day of October two thousand appears before me, Professor Martin van Olffen, notaris (civil law notary) practising in Amsterdam: Allard Reinar van der Veen, employed by De Brauw Blackstone Westbroek N.V., a limited liability company, with corporate seat in The Hague, with address at Zuid-Hollandlaan 7, 2596 AL The Hague, The Netherlands, at the office in Amsterdam, born in Bergen (Noord Holland) on the sixteenth day of August, nineteen hundred and seventy-three. The person appearing declares that on sixteenth day of October two thousand the general meeting of shareholders of Interbrew International B.V., a private company with limited liability organised under the laws of the Netherlands, with corporate seat in Breda, the Netherlands and address at: 4811 CA Breda, Ceresstraat 19, the shareholders resolved outside a meeting to amend the articles of association of this company and to authorise the person appearing to execute this deed. Pursuant to those resolutions the person appearing declares that he amends the company’s articles of association such that these shall read in full as follows.

ARTICLES OF ASSOCIATION:

Name. Corporate Seat.

Article 1.

The name of the company is: Interbrew International B.V. Its corporate seat is in Breda.

Objects.

Article 2.

The objects of the company are:

a.	the acquisition, holding and selling of shares in other companies, as well as acquiring, holding and selling off participations in or by another means participating in other companies and the acquiring, holding and selling of other stocks;

b.	carrying out management or consultancy activities for other companies or organisations;

c.	lending monies, as well as providing collateral (including guarantees) and furnishing, acquiring and selling negotiable interests which incorporate rights and/or obligations and of other capital values, and the acquisition, selling, renting, managing, administrating, founding of real estate, all this in the broadest senses of the words;

d.	the administration of rights of industrial intellectual property, this including all know-how regardless of whether it is patented or not;

e.	the trade in drinks and foods;

f.	carrying out the company activities of the international and national forwarding agents; as well as

g.	doing anything which is connected with the above and which could benefit it.

Share capital and shares.

Article 3.

3.1.	The authorised share capital of the company amounts to one billion Dutch guilders (NLG l,000,000,000). It is divided into three hundred thousand (300,000) class A shares of one thousand Dutch guilders (NLG 1,000) each and seven hundred thousand (700,000) class B shares of also one thousand Dutch guilders (NLG 1,000) each.

3.2.	The shares shall be in registered form and shall consecutively be numbered, class A shares from Al onwards and class B shares from Bl onwards.

3.3.	No share certificates shall be issued.

3.4.	Where in these articles of association reference is made to shares and shareholders this shall include the shares of each class as well as the holders of shares of each class respectively, unless explicitly provided otherwise.

3.5.	In respect of the subscription for or acquisition of shares in its share capital or depositary receipts for shares by other persons, the company may neither grant security rights, give a guarantee as to the price of the shares, grant guarantees in any other manner, nor bind itself either jointly or severally in addition to or for other persons. The company may make loans in respect of a subscription for or an acquisition of shares in its share capital or depositary receipts for shares up to an amount not exceeding the amount of its distributable reserves. A resolution by the managing board to make a loan as referred to in the preceding sentence shall be subject to the approval of the general meeting of shareholders, hereinafter also to be referred to as: the general meeting. The company shall maintain a non-distributable reserve for an amount equal to the outstanding amount of the loans as referred to in this paragraph.

3.6.	If the aggregate amount of the issued share capital and the reserves required to be maintained by law is less than the minimum share capital as then required by law, the company must maintain a reserve up to an amount equal to the difference.

3.7.	The general meeting may decide upon rerubrication of shares and as such has the power to convert shares from one kind to another. After the shares of one kind have been converted by virtue of a resolution to that effect into another kind, the number of shares of one kind included in the authorised share capital will diminish and the number of shares of the other kind included in the authorised which have become shares of the other kind.

3.8.	The company will register the amendment referred to in the previous paragraph within eight days with the trade register.

3.9.	The managing board will amend the shareholders register correspondingly.

Issue of shares.

Article 4.

4.1.	Shares shall be issued pursuant to a resolution of the general meeting; the general meeting shall determine the price and further terms and conditions of the issue.

4.2.	The previous paragraph shall equally apply to a grant of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

4.3.	Shares shall never be issued at a price below par.

4.4.	Shares shall be issued by notarial deed, in accordance with the provisions set out in section 2:196 of the Civil Code.

4.5.	The company is not authorised to cooperate in the issue of depositary receipts for shares.

4.6.	No right of pledge may be vested on the shares.

4.7.	The voting rights on shares may not be conferred on holders of a right of usufruct on such shares.

Payment for shares.

Article 5.

5.1.	Shares shall only be issued against payment in full.

5.2.	Payment must be made in cash, providing no alternative contribution has been agreed.

5.3.	Payment in cash may be made in a foreign currency, subject to the company’s consent.

Pre-emption rights.

Article 6.

6.1.	Upon issue of shares, each holder of shares of the same class as the shares to be issued shall have a pre-emption right in proportion to the aggregate amount of his shares of that class, subject to the provisions of paragraph 2 and subject to the provisions set out in section 2:206a paragraph 1, second sentence of the Civil Code.

Should a shareholder who is entitled to a pre-emption right not or not fully exercise such right, the remaining holders of shares of the same class shall be similarly entitled to pre-emption rights in respect of those shares which have not been claimed. If these shareholders collectively do not or do not fully exercise their pre-emption right, the holders of shares of the other class shall be entitled to a pre-emption right in respect of the shares which have not been claimed, in proportion to the aggregate amount of their shares of that other class. If the latter collectively do not or do not fully exercise their pre-emption rights either, then the general meeting shall be free to decide to whom the shares which have not been claimed shall be issued, and such issue may be made at a higher price.

6.2.	Pre-emption rights may be limited or excluded by resolution of the general meeting for each specific issue.

6.3.	Pre-emption rights may not be separately disposed of.

6.4.	If pre-emption rights exist in respect of an issue of shares, the general meeting shall determine, with due observance of the provisions set out in this article and simultaneously with the resolution to issue shares, the manner in which and the period within which such pre emption rights may be exercised. Such period shall be at least four weeks from the date the notification referred to in paragraph 5 hereof is sent.

6.5.	The company shall notify all shareholders of an issue of shares in respect of which pre emption rights exist and of the period of time within which such rights may be exercised.

6.6.	The provisions of this article shall equally apply to a grant of rights to subscribe for shares, but shall not apply to an issue of shares to a person who exercises a previously acquired right to subscribe for shares.

Repurchase of shares.

Article 7.

7.1.	Subject to authorisation by the general meeting, the managing board may cause the company to acquire fully paid up shares in its own share capital for a consideration, provided:

a.	the company’s equity minus the acquisition price is not less than the aggregate amount of the issued share capital and the reserves which must be maintained pursuant to the law; and

b.	the aggregate par value of the shares in its share capital to be acquired and already held by the company and its subsidiary companies does not exceed half the issued share capital.

The validity of the acquisition shall be determined on the basis of the company’s equity as shown by the most recently adopted balance sheet, minus the acquisition price for shares in the company’s share capital and any distribution of profits or reserves to other persons which have become due by the company and its subsidiary companies after the balance sheet date. No acquisition pursuant to this paragraph shall be allowed if a period of six months following the end of a financial year has expired without the annual accounts for such year having been adopted.

7.2.	Articles 4 and 6 shall equally apply to the disposal of shares acquired by the company in its own share capital, with the exception that such disposal may be made at a price below par. A resolution to dispose of such shares shall be deemed to include the approval as referred to in section 2:195, subsection 3 of the Civil Code.

7.3.	If depositary receipts for shares in the company have been issued, such depositary receipts for shares shall be put on par with shares for the purpose of the provisions of paragraph 1.

7.4.	In the general meeting no votes may be cast in respect of a share held by the company or a subsidiary company; no votes may be cast in respect of a share the depositary receipt for which is held by the company or a subsidiary company. When determining to what extent the shareholders cast votes, are present or represented or to what extent the share capital is provided or represented, no account shall be taken of shares which are not entitled to voting rights pursuant to the preceding provisions.

7.5.	Shares which the company holds in its own share capital shall not be counted when determining the division of the amount to be distributed on shares.

Reduction of share capital.

Article 8.

8.1.	The general meeting may resolve to reduce the issued share capital by cancelling shares or by reducing the par value of shares by an amendment to the articles of association, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law in effect at the time of the resolution.

8.2.	Cancellation of shares can apply to shares which are held by the company itself or to shares for which the company holds depositary receipts. Cancellation of shares can also apply to all shares of a specific class, provided their par value is repaid. Partial repayment on shares shall be made either on all shares or exclusively on shares of a specific class. The validity of a resolution to cancel shares with repayment and a resolution to partially repay shares of a specific class requires a preceding or simultaneous approval of the meeting of holders of shares of the relevant class.

8.3.	Reduction of the par value of shares without repayment or partial repayment on shares shall be effected pro rata to all shares or if it takes place exclusively on shares of a specific class, pro rata to all shares of that class. The pro rata requirement may be waived by agreement of all shareholders concerned.

8.4.

The notice of a general meeting at which a resolution referred to in this article is to be adopted shall include the purpose of the reduction of the share capital and the manner in which such reduction shall be effectuated. The resolution to reduce the share capital shall specify the shares to which the resolution applies and shall describe how such a resolution shall be implemented. The company shall file a resolution to reduce the issued share capital with the trade register and shall publish such filing in a national daily newspaper.

Shareholders register.

Article 9.

9.1.	The managing board shall maintain a register in which the names and addresses of all shareholders shall be recorded, stating the date on which they acquired the shares, the number and class of shares held by each of them, the date of acknowledgement or service, as well as the amount paid up on each share and any other information that must be recorded under the law.

9.2.	The register shall be kept up to date.

9.3.	Upon request and at no cost, the managing board shall provide a shareholder and a holder of a right of usufruct with an extract from the register regarding their respective rights in respect of a share. If a share is encumbered with a right of usufruct, the extract shall specify that the shareholder is entitled to the voting rights pertaining to such shares and that the holder of a right of usufruct is not entitled to the voting rights conferred by law on holders of depositary receipts for shares issued with the cooperation of a company.

9.4.	The managing board shall make the register available at the office of the company for inspection by the shareholders.

Article 10.

Each shareholder and holder of a right of usufruct shall give his address to the managing board.

Joint holding.

Article 11.

If shares are included in a joint holding, the joint participants may only be represented vis à vis the company by a person who has been designated by them in writing for that purpose. The joint participants may also designate more than one person.

The joint participants may determine at the time of the designation of the representative or thereafter—but only unanimously—that, if a joint participant so wishes, a number of votes corresponding to his interest in the joint holding will be cast in accordance with his instructions.

Notices of meetings and notifications.

Article 12.

12.1.	Notices of meetings and notifications shall be given by registered or regular letter or by bailiff’s writ.

Notices of meetings and notifications to shareholders receipts shall be sent to the addresses most recently given to the managing board. Notifications by shareholders to the managing board or to the supervisory board shall be sent to the office of the company.

12.2.	The date of a notice of meeting or a notification shall be deemed to be the date stamped on the receipt issued for a registered letter, or the date of mailing by the company or the date of service of the writ, as the case may be.

12.3.	Notifications which, pursuant to the law or the articles of association, are to be addressed to the general meeting may be included in the notice of such meeting.

Transfer of shares.

Article 13.

Any transfer of shares or of a right of usufruct on shares or the creation or release of a right of usufruct or of a right of pledge on shares shall be effected by notarial deed in accordance with the provisions set out in section 2:196 of the Civil Code.

Save in the event that the company is a party to the transaction the rights attached to a share may only be exercised after:

a.	the company has acknowledged the transaction;

b.	the deed has been served upon the company; or

c.	the company has acknowledged the transaction on its own initiative by recording the same in the shareholders register,

all in accordance with the provisions set out in sections 2:196a and 2:196b of the Civil Code.

Restrictions on the transfer of shares.

Article 14.

A transfer of shares in the company—not including a transfer by the company of shares which it has acquired in its own share capital—may be effected with due observance of the articles 15 up to and including 20.

Article 15.

A shareholder who wishes to transfer one or more shares, shall require the approval of the general meeting to do so.

Article 16.

The transfer must be effected within three months after the approval has been granted or is deemed to have been granted.

Article 17.

The approval shall be deemed to have been granted if the general meeting, simultaneously with the refusal to grant its approval, does not furnish the requesting shareholder with the names of one or more prospective purchasers, who are willing to purchase all the shares referred to in the request for approval, against payment in cash, the price determined in accordance with article 18; the company itself may only be designated as prospective purchaser, with the approval of the requesting shareholder. The approval shall likewise be deemed to have been granted if the general meeting has not made a decision in respect of the request for approval within six weeks of its receipt.

Article 18.

The requesting shareholder and the prospective purchasers accepted by him shall determine the price of the shares by mutual agreement.

Failing agreement, the price shall be determined by an independent expert, to be designated by mutual agreement between the managing board and the requesting shareholder.

Article 19.

Should the managing board and the requesting shareholder fail to reach agreement on the designation of the independent expert, such designation shall be made by the President of the Chamber of Commerce and Industry, within the district in which the company has its seat.

Article 20.

Once the independent expert has determined the price of the shares, the requesting shareholder shall be free, during one month after such determination of the purchase price, to decide whether he will transfer his shares to the designated prospective purchasers.

Management. Supervision on management.

Article 21.

21.1.	The company shall be managed by a managing board, under the supervision of a supervisory board. The general meeting shall determine the number of managing directors and the number of supervisory directors.

A legal entity may be appointed as a managing director but not as a supervisory director.

21.2.	Managing directors and supervisory directors shall be appointed by the general meeting. The general meeting may at any time suspend and dismiss managing directors and supervisory directors. The supervisory board may at any time suspend a managing director.

A supervisory director shall cease to hold office at the end of the annual general meeting which is held in the financial year in which he attains the age of seventy-two. A person who is seventy-two years old or older may not be appointed as a supervisory director.

21.3.	Together with a nomination for the appointment of a supervisory director the following information shall be given in respect of the candidate: his age, his profession, the number of shares in the share capital of the company held by him and the positions he holds or held insofar as relevant to the fulfillment of the duties as a supervisory director. Furthermore mention shall be made of the legal entities for which he serves as a supervisory director whereby, provided that if legal entities are included which belong to the same group, it shall be sufficient to mention such group. The nomination for the appointment of a supervisory director shall include the reasons.

21.4.	If either the general meeting or the supervisory board has suspended a managing director, or if the general meeting has suspended a supervisory director, the general meeting shall within three months after the suspension has taken effect resolve either to dismiss such managing director or supervisory director, or to terminate or continue the suspension, failing which the suspension shall lapse. A resolution to continue the suspension may be adopted only once and in such event the suspension may be continued for a maximum period of three months commencing on the day the general meeting has adopted the resolution to continue the suspension.

If within the period of continued suspension the general meeting has not resolved either to dismiss the managing director or supervisory director concerned or to terminate the suspension, the suspension shall lapse.

A managing director or a supervisory director who has been suspended shall be given the opportunity to account for his actions at the general meeting and to be assisted by an adviser.

21.5.	In the event that one or more managing directors is prevented from acting or is failing, the remaining managing directors or the only remaining managing director shall temporarily be in charge of the management.

In the event that all managing directors are or the only managing director is prevented from acting or are / is failing, the supervisory board shall temporarily be in charge of the management; in such case the supervisory board shall be authorised to designate one or more temporary members of the managing board.

Failing one or more managing directors the supervisory board shall take the necessary measures as soon as possible in order to have a definitive arrangement made.

Article 22.

22.1.	The supervisory board shall determine the terms and conditions of employment of the managing directors.

22.2.	The general meeting may grant one or more supervisory directors a fixed remuneration or a remuneration which is entirely or partially dependent on the results of the company. They shall be reimbursed for their expenses.

Managing board.

Article 23.

23.1.	With due observance of these articles of association, the managing board may adopt rules governing its internal proceedings. Furthermore, the managing directors may divide their duties among themselves, whether or not by rule.

23.2.	The managing board shall meet whenever a managing director so requires. The managing board shall adopt its resolutions by an absolute majority of votes cast.

In a tie vote, the proposal shall have been rejected.

23.3.	The managing board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telex or by telefax and all managing directors have expressed themselves in favour of the proposal concerned.

23.4.	The supervisory board may adopt resolutions pursuant to which clearly specified resolutions of the managing board shall require its approval. The supervisory board shall inform the managing board of adoption of any such resolution without delay.

23.5.	The managing board shall adhere to the instructions of the supervisory board in respect of the general financial, economic, social and personnel policies to be followed by the company.

Representation.

Article 24.

24.1.	The managing board is authorised to represent the company. In the event that more than one managing director is in office, the company may also be represented by two managing directors acting jointly.

24.2.	If a managing director, acting in his personal capacity, enters into an agreement with the company or conducts any litigation against the company, the company may be represented in that matter by a supervisory director to be designated by the supervisory board, unless the general meeting designates a person for that purpose or the law provides for the designation in a different manner. Such person may also be the managing director in respect of whom there is a conflict of interest. If a managing director has a conflict of interest with the company other than as referred to in the penultimate sentence, he shall, as in the case of the managing board or the other managing directors, have the power to represent the company, with due observance of the provisions of the first paragraph.

Authorised signatories.

Article 25.

The managing board may grant to one or more persons, whether or not employed by the company, the power to represent the company (“procuratie”) or grant in a different manner the power to represent the company on a continuing basis. The managing board may also grant such titles as it may determine to persons, as referred to in the preceding sentence, as well as to other persons, but only if such persons are employed by the company.

Supervisory board.

Article 26.

26.1.	Supervision of the policies of the managing board and of the general course of the company’s affairs and its business enterprise shall be exercised by the supervisory board. It shall support the managing board with advice. In fulfilling their duties the supervisory directors shall serve the interests of the company and the business enterprise which it operates. The managing board shall in due time provide the supervisory board with the information it needs to carry out its duties.

26.2.	If there is more than one supervisory director, the general meeting shall appoint one of its members as its chairman, who will be called “Chairman of the Board”. The supervisory board shall also appoint a secretary, whether or not from among its members. Furthermore, the general meeting may appoint one or more of its members as delegate supervisory director in charge of communicating with the managing board on a regular basis. They shall report their findings to the supervisory board. The offices of chairman of the supervisory board and delegate supervisory director are compatible.

26.3.	With due observance of these articles of association, the supervisory board may adopt rules governing the division of its duties among its various members.

26.4.	The supervisory board shall have access to all premises of the company and shall be authorised to examine all books, correspondence and other records and to be fully informed of all actions which have taken place.

Article 27.

27.1.	The supervisory board shall meet whenever one of its members so requests. The supervisory board shall adopt its resolutions by an absolute majority of votes cast. In a tie vote, the proposal shall have been rejected, unless the meeting is attended by more than two supervisory directors, in which case the Chairman of the Board of the supervisory board shall have a casting vote.

27.2.	Without prejudice to the provisions of paragraph 3 the supervisory board may not adopt resolutions if the majority of its members is not present.

27.3.	The supervisory board may also adopt resolutions without holding a meeting, provided such resolutions are adopted in writing, by cable, by telex or by telefax and provided that all supervisory directors have expressed themselves in favour of the proposal concerned.

Such resolutions shall be recorded in the minute book of the supervisory board kept by the secretary of the supervisory board; the documents in evidence of the adoption of such resolutions shall be kept with the minute book.

27.4.	The managing directors shall attend the meetings of the supervisory board, if invited to do so, and they shall provide in such meetings all information required by the supervisory board.

27.5.	At the expense of the company, the supervisory board may obtain such advice from experts as the supervisory board deems desirable for the proper fulfillment of its duties.

27.6.	If there is only one supervisory director in office, such supervisory director shall have all rights and obligations granted to and imposed on the supervisory board and the chairman of the supervisory board by law and by these articles of association.

General meetings.

Article 28.

28.1.	The annual general meeting shall be held within six months after the end of the financial year.

28.2.	The agenda for this meeting shall in any case include the following items:

a.	the consideration of the written annual report by the managing board concerning the company’s affairs and the management as conducted;

b.	the adoption of the annual accounts and the allocation of profits.

The items referred to above need not be included on the agenda if the period for preparing the annual accounts and for presenting the annual report has been extended, or if the agenda includes a proposal to such effect; the item referred to in a. need not be included on this agenda either if section 2:403 of the Civil Code applies to the company. Furthermore, all items which are put on the agenda with due observance of article 29, paragraph 3 shall be discussed at the annual general meeting.

28.3.	A general meeting shall be convened whenever the managing board or the supervisory board considers appropriate. In addition a general meeting shall be convened as soon as one or more persons, entitled to cast at least one-tenth of the total number of votes that may be case, so request the managing board and the supervisory board, stating the items to be discussed.

Article 29.

29.1.	General meetings shall be held in the municipality where the company has its corporate seat. Resolutions adopted at a general meeting held elsewhere shall be valid only if the entire issued share capital is represented.

29.2.	Shareholders shall be given notice of the general meeting by the managing board. If in the event as referred to in the second sentence of article 28, paragraph 3, neither a managing director, nor a supervisory director convenes the meeting such that the meeting is held within four weeks of receipt of the request, any of the persons requesting the meeting shall be authorised to convene the same with due observance of that provided in these articles of association. The notice shall specify the items to be discussed.

29.3.	Notice shall be given not later than on the fifteenth day prior to the date of the meeting. If the notice period was shorter or if no notice was sent, no valid resolutions may be adopted unless the resolution is adopted by unanimous vote at a meeting at which the entire issued share capital is represented.

The provision of the preceding sentence shall equally apply to matters which have not been mentioned in the notice of meeting or in a supplementary notice sent with due observance of the notice period.

Article 30.

30.1.	The general meeting shall be presided over by the Chairman of the Board. However, he may charge another person to preside over the general meeting in his place even if he himself is present at the meeting. If the chairman of the supervisory board is not in office or is absent and he has not charged another person to preside over the meeting in his place, the supervisory directors present at the meeting shall appoint one of them to be chairman. In the absence of all supervisory directors, the meeting shall appoint its chairman. The chairman shall designate the secretary.

30.2.	Minutes shall be kept of the business transacted at the meeting unless a notarial record is prepared thereof. Minutes shall be adopted and in evidence of such adoption be signed by the chairman and the secretary of the meeting concerned, or alternatively be adopted by a subsequent meeting; in the latter case the minutes shall be signed by the chairman and the secretary of such subsequent meeting in evidence of their adoption.

30.3.	The chairman of the meeting and furthermore each managing director and each supervisory director may at any time give instructions that a notarial record be prepared at the expense of the company.

Article 31.

31.1.	Each share confers the right to cast one vote at the general meeting. Blank votes and invalid votes shall be regarded as not having been cast.

31.2.	Resolutions shall be adopted by an absolute majority of votes cast.

31.3.	The chairman shall determine the manner of voting provided, however, that if any person present who is entitled to vote so requires, voting in respect of the appointment, suspension and dismissal of persons shall take place by means of sealed, unsigned ballots.

31.4.	In a tie vote concerning the appointment of persons, no resolution shall have been adopted. In a tie vote concerning other matters, the proposal shall have been rejected; without prejudice to the provisions of article 36, paragraph 2.

31.5.	Shareholders may be represented at a meeting by a proxy authorised in writing.

31.6.	Managing directors and supervisory directors are authorised to attend general meetings and as such they have an advisory vote at the general meetings.

Article 32.

32.1.	Shareholders may adopt any resolutions which they could adopt at a meeting, without holding a meeting, provided that the managing directors and supervisory directors have been able to advice regarding such resolution. Such a resolution shall only be valid if all shareholders entitled to vote have cast their votes in writing, by cable, by telex or by telefax in favour of the proposal concerned. Those shareholders shall forthwith notify the managing board and the chairman of the supervisory board of the resolution so adopted.

32.2.	A resolution as referred to in paragraph 1 shall be recorded in the minute book of the general meeting by the chairman of the supervisory board; at the next general meeting the entry shall be read out by the chairman of that meeting. Moreover, the documents in evidence of the adoption of such a resolution shall be kept with the minute book of the general meeting and as soon as the resolution has been adopted, all shareholders shall be notified thereof.

Class meetings.

Article 33.

33.1.	A class meeting shall be held whenever a resolution by such meeting is required.

Furthermore, such meeting shall be held if required by either the managing board, the supervisory board, or one or more holders of shares of a specific class representing in the aggregate at least one-tenth of the share capital issued as shares of that class.

33.2.	If one or more holders of shares of a specific class, referred to in paragraph 1, requires that a class meeting be held, he/they shall so notify the managing board and the supervisory board.

If in that event neither a managing director nor a supervisory director convenes the meeting such that the meeting is held within ten days of receipt of the request, each of the persons requesting shall be authorized to convene the same with due observance of that provided in these articles of association.

33.3.	Articles 29 up to and including 32 shall be equally applicable to resolutions to be adopted by the holders of shares of a specific class, provided that the notice shall be sent not later than on the sixth day prior to the meeting.

Financial year. Annual accounts.

Article 34.

34.1.	The financial year shall coincide with the calendar year.

34.2.	Annually, within five months after the end of each financial year—subject to an extension of such period not exceeding six months by the general meeting on the basis of special circumstances—the managing board shall prepare annual accounts and shall make these available at the office of the company for inspection by the shareholders.

The annual accounts shall be accompanied by the auditor’s certificate, referred to in article 35, if the assignment referred to in that article has been given, by the annual report, unless section 2:403 of the Civil Code is applicable to the company, and by the additional information referred to in section 2:392, subsection 1 of the Civil Code, insofar as the provisions of that subsection apply to the company.

The annual accounts shall be signed by all managing directors and by all supervisory directors; if the signature of one or more of them is lacking, this shall be disclosed, stating the reasons thereof.

34.3.	The company shall ensure that the annual accounts as prepared, the annual report and the additional information referred to in paragraph 2 shall be available at the office of the company as of the date of the notice of the general meeting at which they are to be discussed.

The shareholders may inspect the above documents at the office of the company and obtain a copy thereof at no cost.

34.4.	Adoption of the annual accounts by the general meeting shall constitute a discharge of the managing board for its management and a discharge of the supervisory board for its supervision during the financial year concerned, unless a proviso is made by the general meeting and without prejudice to the provisions of sections 2:248 and 2:259 of the Civil Code.

If the company is required, in conformity with article 35, paragraph 1, to give an assignment to an auditor to audit the annual accounts and the general meeting has been unable to review the auditor’s certificate, the annual accounts may not be adopted, unless the additional information referred to in paragraph 2, second sentence, mentions a legal ground why such certificate is lacking.

34.5.	If the annual accounts are adopted in an amended form, a copy of the amended annual accounts shall be made available to the shareholders at no cost.

Auditor.

Article 35.

35.1.	The company may give an assignment to an auditor, as referred to in section 2:393 of the Civil Code, to audit the annual accounts prepared by the managing board in accordance with subsection 3 of such section provided that the company shall give such assignment if the law so requires.

If the law does not require that the assignment mentioned in the preceding sentence be given the company may also give the assignment to audit the annual accounts prepared by the managing board to another expert; such expert shall hereinafter also be referred to as: auditor.

The general meeting shall be authorised to give the assignment referred to above. If the general meeting fails to do so, then either the supervisory board shall be so authorised, or the managing board if temporarily none of the supervisory directors are in office or the supervisory board fails to do so.

The assignment given to the auditor may be revoked at any time by the general meeting and by the corporate body which has given such assignment; furthermore, the assignment given by the managing board may be revoked by the supervisory board. The auditor shall report on his audit to the supervisory board and the managing board and shall issue a certificate containing its results.

35.2.	The managing board as well as the supervisory board may give assignments to the auditor or any other auditor at the expense of the company.

Profit and loss. Profit reserve A and B.

Article 36.

36.1.	The company shall have, in addition to any other reserves, a profit reserve A and a profit reserve B, to which reserve only the holders of class A shares and class B shares, respectively, are entitled.

36.2.	Insofar as the profit made in any financial year is not used for the clearance referred to in the last sentence of paragraph 8, it shall first be used to add to profit reserves A and to the profit reserve B as profit reservation a percentage equal to the weighted balance of the (twelve months-) EURIBOR percentage during the financial year, increased with a quarter percent (0.25%) calculated on the weighted average balance of the profit reserve A and B during that financial year. Should the profits made in any financial year be insufficient to add the aforementioned amount as principal profit to the profit reserve A and the profit reserve B respectively, paragraph 3 shall only apply after the deficit has been met.

36.3.	The remaining profit shall be added to the profit reserve A and the profit reserve B in the proportion existing between the par value of all issued class A shares and the par value of all issued class B shares.

Shares held by the company or any subsidiary, from which no right to dividend can be derived, shall not be taken into account in determining the proportion referred to in the preceding sentence.

36.4.	The additions and clearance referred to in paragraphs 2, 3 and 8 shall take place after the adoption of the annual accounts which show the profit available for such additions and clearance.

36.5.	An addition similar to that referred to in paragraph 3 shall be made if the general meeting resolves to cancel all or part of a reserve.

36.6.	Distributions from a profit reserve referred to in paragraph 1 may be made at any time pursuant to a resolution of the general meeting adopted with an absolute majority of both the class A shares and the class B shares, with due observance of paragraph 9. The general meeting may not resolve to cancel any dividend reserve.

36.7.	If shares are repurchased by the company, the repurchased shares shall not be shown as assets in the company’s books, but amounts totaling the amount of the purchase price of the shares shall be debited from the reserves. In the event of any dispute between one or more shareholders regarding such debiting, the auditor referred to in article 35, shall take a binding decision with respect thereto.

36.8.	Losses shall not be charged against a profit reserve, unless it concerns losses which cannot be met or paid out of a reserve—not being a profit reserve—and the general meeting resolves, with the approval of all holders of shares corresponding with the relevant dividend reserve, to debit losses from the balance of the profit reserves concerned. Losses shall, if and insofar as possible, be debited from the profit reserves in proportion to the number of class A shares and class B shares issued at the time of the resolution to debit. If one or both profit reserves have been debited as referred to in the previous sentence, the profit made in subsequent years shall first be allocated to clear the amount which was debited from the profit reserve(s).

36.9.	Dividend distributions from a profit reserve shall only be made to the extent that the company’s equity exceeds the amount of its issued share capital plus the reserves which must be maintained by law.

36.10.	A deficit may be paid out of the reserves prescribed by law only to the extent permitted by law.

Article 37.

37.1.	Dividends shall be due four weeks after a resolution has been adopted to make a dividend distribution from a profit reserve, unless the general meeting sets another date for this on the proposal of the managing board. Such date may not be later than three months after the resolution to distribute dividend.

37.2.	Dividends which have not been collected within five years of the start of the second day on which they became due shall revert to the company.

37.3.	The general meeting may resolve that a dividend distribution from the profit reserves shall be made, in whole or in part, in a form other than in cash.

37.4.	In derogation from the provisions in article 36 paragraph 4 regarding adoption of the annual accounts and if the general meeting so determines on the proposal of the managing board, an interim addition to the profit reserves shall be made either from the profits or from a reserve.

37.5.	Without prejudice to article 36, paragraph 3, interim distributions shall be made if the general meeting so determines on the proposal of the managing board.

Share premium reserves A and B.

Article 38.

38.1.	In addition to any other reserves, the company has a share premium reserve A and a share premium reserve B to which reserve only the holders of class A shares and class B shares, respectively, are entitled.

38.2.	The share premium paid on the class A shares and the class B shares shall be booked on the share premium reserve A and on the share premium reserve B, respectively.

38.3.	In the event of any issue—other than to the debit of a reserve of the company—or disposal by the company of shares of a specific class, amounts totaling the value of the consideration received by the company for the issued or disposed shares shall be credited to the share premium of the particular class reserves.

In the case of any dispute between one or more shareholders regarding such crediting, the auditor referred to in article 35 shall take a binding decision with respect thereto.

38.4.	Article 36 paragraphs 4, 6, 7, 8, 9 and 10 shall be mutatis mutandis applicable to the share premium reserves A and B.

Liquidation.

Article 39.

39.1.	If the company is dissolved pursuant to a resolution of the general meeting, it shall be liquidated by the managing board, under the supervision of the supervisory board, if and to the extent that the general meeting shall not resolve otherwise.

39.2.	The general meeting shall determine the remuneration of the liquidators and of the persons charged with the supervision of the liquidation.

39.3.	The liquidation shall take place with due observance of the provisions of the law. During the liquidation period these articles of association shall, wherever possible, remain in full force.

39.4.	From the balance of the assets of the company remaining after all liabilities have been paid, the following payments shall be made successively by way of liquidation payment:

a.	to each shareholder an amount equal to the par value of his shares;

b.	if the proportion between the amounts of the profit reserve A and profit reserve B—after the relevant profit reserve has been increased by the amounts to be cleared pursuant to article 36 paragraph 8 and has furthermore been increased by the amounts to be added pursuant to article 36 paragraph 2—is not the same as the proportion between the par value amounts of all issued shares corresponding with those profit reserves, to the holders of the shares corresponding with whichever dividend reserve is proportionately too large the amount of the relative difference between the amounts of the profit reserves;

c.	to the holders of class A shares the amount of the profit reserve A and to the holders of class B shares the amount of the profit reserve B, after the relevant profit reserve has been increased as referred to in b, and has been reduced by the amount of the distribution referred to in b; and

d.	the remaining balance to all shareholders.

39.5.	After the legal entity has ceased to exist, the books and records of the company shall remain in the custody of the person designated for that purpose by the liquidators for a period of seven years.

The shares, numbered 70,001 up to and including 100,000 and 142,001 up to and including 191,000 outstanding before the execution of this deed, are herewith converted into seventy-nine thousand (79.000) shares A, numbered Al up to and including A79.000.

The shares, numbered 1 up to and including 70,000, 100,001 up to and including 142,000 and 191,001 up to and including 230,900 outstanding before the execution of this deed, are herewith converted into one hundred and fifty one thousand nine hundred (151.900) shares B, numbered Bl up to and including B151.900.

The general reserve existing before the execution of this deed will be added in the proportion existing between the par value of the issued class A shares and class B shares, respectively, and the amount of the issued share capital, to the share premium reserve with the corresponding letter. Furthermore the profit reserve existing before the execution of this deed will be added in the proportion existing between the par value of all issued class A shares and class B shares, respectively, and the amount of the issued share capital, to the profit reserve with a corresponding letter.

The required ministerial declaration of no-objection was granted day on the twentieth day of October two thousand, number B.V. 193454.

The ministerial declaration of no-objection and a document in evidence of the resolutions, referred to in the head of this deed, are attached to this deed.

In witness whereof the original of this deed, which will be retained by me, notaris, is executed in Amsterdam, on the date first mentioned in the head of this deed.

Having conveyed the substance of the deed and given an explanation thereto and following the statement of the person appearing that he has taken cognisance of the contents of the deed and agrees with the same, this deed is signed immediately after reading of those parts of the deed which the law requires to be read, by the person appearing, who is known to me, and by myself, notaris.